United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale informs on estimates update Rio de Janeiro, March 31, 2026 – Vale S.A. (“Vale” or the “Company”) informs that it has updated certain estimates previously disclosed to the market, including: (i) the inclusion of indicative guidance regarding the potential contribution of its subsidiary Vale Base Metals Ltd. (“VBM”) to the Company’s consolidated EBITDA in the long term; and (ii) an update to the sensitivity analysis of VBM’s cash flow for the 2026 fiscal year. VBM contribution to Vale’s EBITDA: Based on its current long‑term assumptions and expectations, Vale estimates that its subsidiary VBM may account for approximately 30% to 35% of the Company’s consolidated EBITDA from 2035 onwards. This estimate considers, as its main assumptions: (i) long‑term price assumptions for copper, nickel and gold, based on the average of sell‑side analysts’ estimates available as of February 2026; and (ii) long‑term production projections for iron ore, nickel and copper, as previously disclosed to the market by Vale. VBM Free Cash Flow: Vale estimates that VBM’s Free Cash Flow in 2026 may range approximately between US$0.4 billion and US$1.9 billion, in real terms. This estimate is based on: (i) low and high price estimates from sell side analysts for copper (approximately US$11,600/t and US$13,200/t, respectively), for nickel (approximately US$15,000/t and US$18,100/t, respectively); and gold price (approximately US$4,300/tr. oz and US$5,500/tr. oz, respectively). All other estimates disclosed by the Company in item 3 of its Reference Form remain unchanged. The aforementioned item of the Company’s Reference Form will be restated to reflect the updates described above in due course, in accordance with the deadline set forth in CVM Resolution No. 80/2022. Vale clarifies that the information disclosed in this press release consists of estimates and forward‑looking statements, prepared based on assumptions and hypothetical data, and does not represent any promise, guarantee or commitment of performance by the Company or its management. Actual results may differ materially due to market conditions, macroeconomic factors, operational performance and other risks described in the Company’s periodic filings with the CVM and the SEC. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 31, 2026		Director of Investor Relations